EXHIBIT 12

Statement of Computation of Ratios of Earnings to Fixed Charges and Preferred Dividends

	For the Year Ended December 31,
	2014	2013	2012	2011	2010
	(Dollars in thousands)
Income (loss) from continuing operations, before income tax	$(103,444)	$(149,263)	$52,731	$(180,722)	$(372,709)
Fixed charges:
Interest on short-term borrowings	$2,046	$297	$1,956	$16,515	$4,375
Interest on long-term debt	6,891	101,347	111,640	107,975	163,051
Preferred dividends (1)	27,022	20,150	19,326	17,165	18,748
Combined fixed charges, excluding interest on deposits	35,959	121,794	132,922	141,655	186,174
Interest on deposits	30,334	42,392	70,143	95,546	154,692
Combined fixed charges, including interest on deposits	$66,293	$164,186	$203,065	$237,201	$340,866
Ratio of earnings to combined fixed charges and preferred stock dividend requirements:
Excluding interest on deposits	(2)	(2)	1.10%	(2)	(2)
Including interest on deposits	(2)	(2)	1.06%	(2)	(2)

(1)	Includes $26.5 million, $14.4 million and $13.7 million of deferred cumulative preferred stock dividends during the years ended December 31, 2014, 2013 and 2012, respectively.

(2)
Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $103.4 million, $149,263 thousand, $180.7 million and $372.7 million for the years ended December 31, 2014, 2013, 2011 and 2010, respectively.

On January 27, 2012, we provided notice to the U.S. Treasury exercising the contractual right to defer regularly scheduled quarterly payments of dividends, beginning with the February 2012 payment, on preferred stock issued and outstanding in connection with participation in the TARP Capital Purchase Program. Under the terms of the preferred stock, we may defer payments of dividends for up to six quarters in total without default or penalty. Concurrently, we also exercised contractual rights to defer interest payments with respect to trust preferred securities.

On December 18, 2012, the U.S. Treasury announced its intention to auction, during 2013, the preferred stock of a number of institutions, including us, that the U.S. Treasury purchased in 2009 under the TARP Capital Purchase Program. The auction of our Fixed Rate Cumulative Perpetual Preferred Stock, Series C (the "Series C Preferred Stock"), closed on March 28, 2013. That auction closed on June 5, 2013. As a result of the auctions, the Series C Preferred Stock and the TARP Warrant are now held by third party investors unaffiliated with the U.S. government.

We deferred payments of $26.5 million, $14.4 million and $13.7 million on cumulative preferred stock dividends during the years ended December 31, 2014, 2013 and 2012, respectively. Payments of $11.6 million and $13.3 million were made on our Series C preferred stock during the years ended December 31, 2011 and 2010, respectively.

For the purpose of computing the consolidated ratio of earnings to fixed charges, "earnings" consist of income before income taxes and extraordinary items plus fixed charges. "Fixed charges" consist of interest on short-term and long-term debt and where indicated, interest on deposits. For the years ended December 31, 2014, 2013, 2012, 2011 and 2010, fixed charges also includes preferred stock dividends. The ratios are based solely on historical financial information, and no pro forma adjustments have been made thereto.